UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of April 2013

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.
(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47
Bogotá D.C., Colombia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F	____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	____	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	____	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Notice regarding completion of acquisition of 99.99% of the shares of “BBVA Horizonte Sociedad Administradora de Fondos de Pensiones y Cesantías S.A.”
2.	Report of fiscal year 2012 consolidated results.

Item 1

Grupo Aval Acciones y Valores S.A. (“Grupo Aval”)
informs that:

1.
On April 18, 2013, after having obtained the necessary approvals, Grupo Aval and its affiliates Banco de Bogotá S.A., Banco de Occidente S.A. and Porvenir S.A., completed the acquisition of 99.99% of the shares of “BBVA Horizonte Sociedad Administradora de Fondos de Pensiones y Cesantías S.A." in the following conditions:

Purchaser	Acquired Shares	Percentage
Porvenir S.A.	2.746.523.738	64,29%
Banco de Bogotá S.A.	715.698.470	16,75%
Banco de Occidente S.A.	504.901.995	11,82%
Grupo Aval	305.168.051	7,14%
Total	4.272.292.254	99.99%

The adjusted total price of the transaction was US$ 541.371.652.

2.	Information regarding consolidated results of the company for the year 2012 has been made available to foreign investors on the company’s website and submitted herewith.

Item 2

Report of FY 2012
consolidated results
Information reported in Ps. thousands of millions and under Colombian Banking GAAP

Disclaimer

Grupo Aval is an issuer in Colombia of securities registered with the National Registry of Shares and Issuers (Registro Nacional de Valores y Emisores), and in this capacity, it is subject to oversight by the Superintendency of Finance. Grupo Aval is a not a financial institution and is not supervised or regulated as a financial institution in Colombia. Grupo Aval is required to comply with corporate governance and periodic reporting requirements to which all issuers are subject, but it is not regulated as a financial institution or as a holding company of banking subsidiaries and, thus, is not required to comply with capital adequacy regulations applicable to banks and other financial institutions. All of our banking subsidiaries (Banco de Bogotá, Banco de Occidente, Banco Popular, Banco AV Villas, and their respective Colombian financial subsidiaries, including Porvenir and Corficolombiana) are entities under the comprehensive supervision of, and subject to inspection and surveillance as financial institutions by, the Superintendency of Finance.

Our consolidated financial statements at December 31, 2011 and 2010 and for each of the years ended December 31, 2011 and 2010, have been audited, as stated in the report appearing in our 20F filings. Our consolidated financial statements at December 31, 2012 and for the year ended December 31, 2012  presented herein are unaudited. Audited financial statements at December 31, 2012 and for the year ended December 31, 2012  will appear in our 20F filing on April, 2013.

We have prepared these financial statements and other financial data included herein in accordance with the regulations of the Superintendency of Finance for financial institutions (Resolution 3600 of 1988 and External Circular 100 of 1995) and, on issues not addressed by these regulations, generally accepted accounting principles prescribed by the Superintendency of Finance for banks to operate in Colombia, consistently applied, together with such regulations, on the filing date, “Colombian Banking GAAP.” Detail of the calculations of non-GAAP measures  such as ROAA and ROAE, among others, are explained when required in this report.

Although we are not a financial institution, we present our consolidated financial statements under Colombian Banking GAAP in this  report because we believe that presentation on that basis most appropriately reflects our activities as a holding company of a group of banks and other financial institutions. The audited consolidated financial statements have not been reviewed or approved by the Superintendency of Finance; however, consolidated financial statements for each semester, prepared on the basis of Colombian Banking GAAP for each of our subsidiaries  are remitted to the Superintendency of Finance for their review. The Colombian Banking GAAP consolidated financial statements included in this annual report differ from the consolidated financial statements published by Grupo Aval in Colombia, which are prepared under Colombian GAAP. Because we are not regulated as a financial institution in Colombia, we are required to prepare our consolidated financial statements for publication in Colombia under Colombian GAAP for companies other than financial institutions (Decree 2649 of 1993 and Circular No. 100-000006 of the Superintendency of Companies (Superintendencia de Sociedades) and former Superintendency of Securities (Superintendencia de Valores), currently the Superintendency of Finance) No. 011 of 2005, which differs in certain respects from Colombian Banking GAAP. These Colombian GAAP financial statements are presented biannually to our shareholders for approval, are reviewed and published by the Superintendency of Finance and are available in Spanish to the general public on Grupo Aval’s web page.  We do not file consolidated financial statements prepared on the basis of Colombian Banking GAAP with the Superintendency of Finance; however, because we have filed 20F annual reports with the SEC, we may from time to time publish semi-annual or quarterly financial data for subsequent periods on a Colombian Banking GAAP basis. Our Colombian Banking GAAP financial statements will be available on Grupo Aval's webpage only to the extent that they are included in documents filed with, or furnished to, the SEC.

Colombian Banking GAAP differs in certain significant respects from generally accepted accounting principles in the United States, or U.S. GAAP. Our yearly audited consolidated financial statements included in our 20F reports filed to the SEC provide a description of the principal differences between Colombian Banking GAAP and U.S. GAAP as they relate to our audited consolidated financial statements and provides a reconciliation of net income and shareholders’ equity for the years and at the dates indicated therein. Unless otherwise indicated, all financial information of our company included in this report is stated on a consolidated basis prepared under Colombian Banking GAAP.

In this report we refer to  billions as  thousands of millions.

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Report of FY 2012 consolidated results Information reported in Ps. thousands of millions and under Colombian Banking GAAP

2012 was a year of high growth and strong profitability for Grupo Aval. Its most relevant figures are described below:

•
Net Income attributable to Grupo Aval´s shareholders increased by 18.2% for the year ended December 31, 2012 to Ps. 1,526.4 billion (Ps. 82.3/ share(1)) based on a strong growth of high quality assets, an increasing rate environment, and an improvement in our efficiency ratio.

•
 Total assets increased by 14.5% in the year to Ps. 127,663.0 billion primarily as a result of a 14.6% increase in Net Loans and Financial Leases to Ps. 77,483.8 billion and a 22.8% increase in Investment Securities, net to Ps. 23,295.8 billion.

•	Quality of loans remained strong showing a 30 days PDL ratio of 2.3% at December 31, 2012 versus a ratio of 2.2% shown at December 31, 2011.

•	Deposits grew at a similar pace than Loans. The ratio of Deposits to Net Loans remained unchanged at 105% for the year ended December 31, 2012 versus the year ended December 31, 2011.

•
Net Interest Margin remained constant at 6.5% for the year ended December 31, 2012 as a result of an increase in both (i) the yield earned on interest earning assets from 9.7% for the year ended December 31, 2011 to 10.5% for the year ended December 31, 2012, and (ii) the cost paid on interest bearing liabilities from 3.6% for the year ended December 31, 2011 to 4.5% for the year ended December 31, 2012.

•	The efficiency ratio(2) improved from 52.7% for the year ended December 31, 2011 to 51.3% for the year ended December 31, 2012.

•
ROAA(3) for the year 2012 was 2.1% versus 2.3% in 2011, and ROAE(4) for the year 2012 was 17.8% versus 23.8% in 2011; average equity for 2012 was substantially larger than average equity in 2011 since 2012’s average equity showed the full effect of the Ps. 2,080.0 billion issuance of preferred shares in the local IPO and the Ps. 948.9 billion issuance of preferred shares associated with Grupo Aval’s ownership increase in Banco Popular, both done in 2011 (This increase in capital was only partially reflected in 2011’s average equity(5)).

•	Shareholder’s Equity grew by 11.3% in 2012 to Ps. 9,083.1 billion or Ps. 489.6/ share(1) as of December 31, 2012.

(1) End of Period and weighted average number of common and preferred shares outstanding for the year ended December, 31, 2012 was 18,551,766,453.
(2) Efficiency Ratio is calculated as operating expenses minus depreciation and amortization expenses divided by operating income before net provision expense.
(3) ROAA is calculated as Income before Minority Interest divided by the thirteen-month average of total assets for each year ended at December 31st.
(4) ROAE is calculated as Net Income attributable to Grupo Aval´s shareholders divided by the thirteen-month average of shareholders´ equity for each year ended at December 31st.
(5) Average equity for the years ended December 31, 2012 and 2011 was Ps. 8,580.2 billions and Ps.5,429.8 billion, respectively.

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Report of FY 2012 consolidated results Information reported in Ps. thousands of millions and under Colombian Banking GAAP

Grupo Aval Acciones y Valores S.A.
Financial Statements in Colombian Banking GAAP
Consolidated Balance Sheet  and Income Statement in Col. Bking GAAP
Information in Ps. thousands of millions

	FY 2012	FY 2011	FY 2010	Change 2012 vs. 2011
				%	$
Cash and cash equivalents	13,398.9	11,698.6	9,682.6	14.5%	1,700.3
Investment Securities, net	23,295.8	18,975.2	19,174.9	22.8%	4,320.6
Loans and financial lease losses, net	77,483.8	67,641.2	56,439.7	14.6%	9,842.5
Goodwill, net	2,842.5	3,110.7	3,031.4	-8.6%	(268.2)
Other assets, net	1,128.6	1,072.6	912.0	5.2%	56.0
Reappraisal of assets	2,317.8	2,269.7	2,062.5	2.1%	48.1
Total Assets	127,663.0	111,501.9	96,309.3	14.5%	16,161.1
Total Deposits	81,463.3	71,007.6	63,669.3	14.7%	10,455.7
Other Funding	25,393.2	21,352.4	18,980.1	18.9%	4,040.8
Bankers' acceptances, spot transactions and derivatives	410.0	469.0	309.3	-12.6%	(58.9)
Other liabilities	6,315.7	6,055.7	4,629.8	4.3%	260.0
Total Liabilites excl. Minority Interest	113,172.2	98,415.7	87,279.2	15.0%	14,756.4
Minority Interest	5,407.7	4,927.0	4,475.5	9.8%	480.7
Shareholders' Equity	9,083.1	8,159.1	4,554.6	11.3%	924.0
Total Liabilities, shareholders' equity and minority interest	127,663.0	111,501.9	96,309.3	14.5%	16,161.1
Total Interest Income	10,205.0	8,150.8	6,542.6	25.2%	2,054.1
Interest expense	(3,894.7)	(2,681.9)	(1,913.8)	45.2%	(1,212.7)
Net Interest Income	6,310.3	5,468.9	4,628.8	15.4%	841.4
Total provisions, net	(917.3)	(416.3)	(1,026.9)	120.3%	(501.0)
Fees and other services income, net	2,382.0	2,234.4	1,617.7	6.6%	147.7
Other operating income	885.7	958.0	785.5	-7.6%	(72.3)
Operating expenses	(5,299.5)	(4,932.9)	(3,520.0)	7.4%	(366.6)
Non-operating income/(expense), net	448.1	196.2	176.9	128.3%	251.8
Income before income tax expense and non- controlling interest	3,809.2	3,508.2	2,662.1	8.6%	301.0
Income tax expense	(1,371.7)	(1,136.7)	(831.0)	20.7%	(235.0)
Net Income before Minority interest	2,437.4	2,371.5	1,831.1	2.8%	66.0
Income attributable to Minority Interest	911.1	1,080.2	874.2	-15.7%	(169.2)
Net Income attributable to Grupo Aval shareholders	1,526.4	1,291.2	956.9	18.2%	235.2
NIM (1)	6.5%	6.5%	7.2%
Efficiency Ratio (2)	51.3%	52.7%	46.6%
ROAA (3)	2.1%	2.3%	2.4%
ROAE (4)	17.8%	23.8%	23.3%
30 days PDL / Total Loans	2.3%	2.2%	2.7%
Provision Expense / Average Loans (5)	1.3%	1.3%	1.7%
Allowance / PDL	139.2%	150.0%	139.1%
Allowance / Total Loans	3.2%	3.3%	3.7%
Charge Offs / Average Loans (5)	1.0%	1.1%	1.5%
Total Loans, net / Total assets	60.7%	60.7%	58.6%
Deposits / Total Loans, net	105.1%	105.0%	112.8%
Equity + Min. Interest / Assets	11.4%	11.7%	9.4%
Tangible Equity Ratio (6)	9.3%	9.2%	6.4%
Shares Outstanding (EOP)	18,551,766,453	18,551,766,453	13,943,980,671
Shares Outstanding (Average)	18,551,766,453	16,306,613,443	13,943,980,671
Common share price (EOP)	1,290	1,250	1,700
Preferred share price (EOP)	1,300	1,280	-
BV/ EOP shares in Ps.	489.6	439.8	326.6
EPS	82.3	79.2	68.6
P/E (7)	15.8	16.2	24.8
P/BV (7)	2.66	2.91	5.20
P/TBV (7 y 8)	3.38	3.93	9.78

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Report of FY 2012 consolidated results Information reported in Ps. thousands of millions and under Colombian Banking GAAP

Notes:

(1) NIM calculated as Net Interest Income divided by the thirteen-month average of Interest Earning Assets; (2) Efficiency Ratio calculated as operating expenses minus D&A divided by operating income before provision expense, net; (3) ROAA is calculated as Income before Minority Interest divided by the thirteen-month average of total assets for each year ended  at Dec. 31st; (4) ROAE  is calculated as Net Income attributable to Grupo Aval’s shareholders divided by the thirteen-month average of shareholders´ equity for each year ended  at Dec. 31st; (5) Average Loans is the thirteen-month average of total gross loans for each year ended Dec. 31st; (6) Tangible Common Ratio is calculated as Total Equity plus Minority Interest minus Goodwill divided by Total Assets minus Goodwill; (7) Based on Preferred share price as of December, 2012 and 2011 and Common share price as of December, 2010; (8) Tangible Book Value calculated as Shareholders' Equity minus Goodwill Attributable to Grupo Aval's shareholders. In 2010 Tangible Book incorporated 100% of the assets and Goodwill of the BAC Credomatic acquisition but not Equity as the Equity issuance was done in March, 2011.

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Report of FY 2012 consolidated results Information reported in Ps. thousands of millions and under Colombian Banking GAAP

Balance Sheet Analysis

1.  Assets

	FY 2012	FY 2011	FY 2010	Change 2012 vs. 2011
				%	$
Cash and cash equivalents	13,398.9	11,698.6	9,682.6	14.5%	1,700.3
Investment Securities, net	23,295.8	18,975.2	19,174.9	22.8%	4,320.6
Loans and financial lease losses, net	77,483.8	67,641.2	56,439.7	14.6%	9,842.5
Goodwill, net	2,842.5	3,110.7	3,031.4	-8.6%	(268.2)
Other assets, net	8,324.2	7,806.4	5,918.0	6.6%	517.8
Reappraisal of assets	2,317.8	2,269.7	2,062.5	2.1%	48.1
Total Assets	127,663.0	111,501.9	96,309.3	14.5%	16,161.1

Total assets mix had no material changes between the years ended December 31, 2011 and 2012. Loans and Financial Leases, net contributed with 61% of total assets, investment securities with 18%, cash and cash equivalents 10%, other assets (which include property, plant and equipment, accounts receivable, prepaid expenses and deferred charges, among others) with 7%,  reappraisal of assets with 2%, and goodwill, net with 2%.

1.1 Loans and Financial Leases

Total Gross loans and financial leases increased by 14.4% to Ps. 80,029.4 billion driven by a 12.3% or Ps 4,968.6 billion increase in Commercial loans, an 18.5% or Ps. 3,644.3 billion increase in Consumer loans, and a 25.8% or Ps. 1,331.9 billion increase in Financial leases.

	FY 2012	FY 2011	FY 2010	Change 2012 vs. 2011
Commercial				%	$
General purpose loans	32,256.9	28,138.0	24,448.9	14.6%	4,118.9
Loans funded by development banks	1,661.9	1,871.4	1,634.2	-11.2%	(209.5)
Working capital loans	11,108.9	10,111.8	7,745.0	9.9%	997.0
Credit cards	242.6	183.5	161.4	32.2%	59.1
Overdrafts	244.0	240.8	168.7	1.3%	3.2
Total commercial	45,514.2	40,545.5	34,158.1	12.3%	4,968.6

Consumer
Credit cards	5,356.6	4,449.8	3,928.5	20.4%	906.7
Personal loans	14,960.1	12,497.3	10,243.0	19.7%	2,462.8
Automobile and vehicle loans	2,828.1	2,563.7	2,219.9	10.3%	264.4
Other	235.5	225.1	233.8	4.6%	10.4
Total consumer	23,380.2	19,735.9	16,625.2	18.5%	3,644.3

Microcredit	290.9	284.2	250.1	2.4%	6.7
Financial leases	6,495.7	5,163.8	3,745.9	25.8%	1,331.9
Mortgages	4,348.3	4,218.4	3,844.3	3.1%	130.0
Total loans, Gross	80,029.4	69,947.7	58,623.6	14.4%	10,081.6
Allowance for loan losses	(2,545.6)	(2,306.5)	(2,183.9)	10.4%	(239.1)
Total loans, Net	77,483.8	67,641.2	56,439.7	14.6%	9,842.5

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Report of FY 2012 consolidated results Information reported in Ps. thousands of millions and under Colombian Banking GAAP

In 2012, general purpose commercial loans grew the most in absolute terms while credit cards, both consumer and commercial, grew the most in relative terms as Grupo Aval continues to increase its efforts to reach its natural market share in the latter.

As of December 31, 2012, and consistent with previous years, 57% of the net loan portfolio was generated at Banco de Bogotá, 21% at Banco de Occidente, 15% at Banco Popular and 7% at Banco Av Villas. Total net loans of each of our banks grew between 14% to 16% during 2012.

Net Loans / Bank ($)	FY 2012	FY 2011	FY 2010	Change 2012 vs. 2011
				%	$
Banco de Bogotá (includes BAC)	44,211.8	38,935.7	32,517.8	13.6%	5,276.1
Banco de Occidente	16,387.0	14,139.6	11,347.1	15.9%	2,247.4
Banco Popular	11,318.8	9,808.1	8,391.3	15.4%	1,510.8
Banco AV Villas	5,605.1	4,814.9	4,187.5	16.4%	790.2
Eliminations	(38.9)	(57.0)	(4.1)	-31.7%	18.1
Total Grupo Aval	77,483.8	67,641.2	56,439.7	14.6%	9,842.5

Net Loans / Bank (%)	FY 2012	FY 2011	FY 2010

Banco de Bogotá (includes BAC)	57.1%	57.6%	57.6%
Banco de Occidente	21.1%	20.9%	20.1%
Banco Popular	14.6%	14.5%	14.9%
Banco AV Villas	7.2%	7.1%	7.4%
Eliminations	-0.1%	-0.1%	0.0%
Total Grupo Aval	100.0%	100.0%	100.0%

As detailed below, of total of Grupo Aval’s loans, 84% are domestic and 16% are foreign. Between 2011 and 2012, growth in domestic loans doubled the growth rate of foreign loans.

	FY 2012	FY 2011	FY 2010	Change 2012 vs. 2011
				%	$
Domestic
Commercial	41,138.6	36,704.0	30,950.3	12.1%	4,434.6
Consumer	18,640.8	15,477.7	12,851.5	20.4%	3,163.1
Microcredit	290.9	284.2	250.1	2.4%	6.7
Financial Leases	6,223.9	4,917.8	3,541.3	26.6%	1,306.2
Mortgages	1,073.3	834.6	755.3	28.6%	238.7
Total Domestic Loans	67,367.5	58,218.2	48,348.6	15.7%	9,149.3
Foreign
Commercial	4,375.6	3,841.6	3,207.8	13.9%	534.0
Consumer	4,739.4	4,258.2	3,773.7	11.3%	481.2
Microcredit	-	-	-
Financial Leases	271.8	246.0	204.6	10.5%	25.8
Mortgages	3,275.0	3,383.8	3,089.0	-3.2%	(108.8)
Total Foreign Loans	12,661.8	11,729.6	10,275.1	7.9%	932.3
Total Loans, Gross	80,029.4	69,947.7	58,623.6	14.4%	10,081.6

Of Total loans as of December 31, 2012, 87% had a maturity of less than 5 years and 46% a maturity of less than one year. This maturity schedule remained relatively constant between 2011 and 2012 as seen in the next table.

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Report of FY 2012 consolidated results Information reported in Ps. thousands of millions and under Colombian Banking GAAP

	1 year or less	1- 5 years	More than 5 years	Total Loans
2012

Total Loans	36,452	33,224	10,353	80,029
(% of Total)	45.5%	41.5%	12.9%	100.0%

2011

Total Loans	33,350	28,719	7,878	69,948
(% of Total)	47.7%	41.1%	11.3%	100.0%

2010

Total Loans	26,913	23,736	7,975	58,624
(% of Total)	45.9%	40.5%	13.6%	100.0%

Quality of loans remained strong in 2012 with CDE Loans to Total Loans at 3.3%, 30 days PDL to Total Loans at 2.3% and NPL to Total Loans at 1.6% versus 3.2%, 2.2% and 1.6% in 2011 respectively. In 2012 Grupo Aval showed sufficient coverage of its non-performing loans and financial leases with a coverage ratio of Allowance to CDE Loans of 1.0x for both 2012 and 2011 and Allowance to 30 days PDL of 1.4x versus 1.5x in 2011. Loan and Financial Leases provision expense, net of reversals to average total loans remained stable in 2012 and 2011 with a ratio of 1.3%. Finally, Charge Offs to average total loans closed at 1.0% versus 1.1% in 2011.

	FY 2012	FY 2011	FY 2010	Change 2012 vs. 2011
				%	$
"A" normal risk	75,259.1	65,651.3	54,126.2	14.6%	9,607.8
"B" acceptable risk	2,107.0	2,089.8	2,226.2	0.8%	17.2
"C" appreciable risk	1,293.9	920.4	864.9	40.6%	373.5
"D" significant risk	913.4	794.1	1,005.8	15.0%	119.3
"E" unrecoverable	455.9	492.1	400.5	-7.4%	(36.2)
Total Loans	80,029.4	69,947.7	58,623.6	14.4%	10,081.6

CDE Loans	2,663.2	2,206.6	2,271.2	20.7%	456.6
30 Days Past Due Loans	1,828.3	1,537.3	1,569.7	18.9%	291.1
Non Performing Loans(1)	1,310.5	1,149.9	1,125.5	14.0%	160.5

CDE Loans / Total Loans	3.3%	3.2%	3.9%
PDL/Total Loans	2.3%	2.2%	2.7%
NPL/ Total Loans	1.6%	1.6%	1.9%

Allowance/ CDE Loans	1.0	1.0	1.0
Allowance/ PDL	1.4	1.5	1.4
Allowance/ NPL	1.9	2.0	1.9
Allowance/ Total Loans	3.2%	3.3%	3.7%

Provision Expense, net / CDE Loans	0.4	0.4	0.3
Provision Expense, net / PDL	0.5	0.5	0.5
Provision Expense, net / NPL	0.7	0.7	0.7
Provision Expense, net / Average total loans	1.3%	1.3%	1.7%

Charge Off / Average total loans	1.0%	1.1%	1.5%

(1) NPL defined as microcredit loans more than 31 days past due, consumer, mortgage and financial leases more than 61 days past due and commercial loans more than 91 days past due.

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Report of FY 2012 consolidated results Information reported in Ps. thousands of millions and under Colombian Banking GAAP

1.2 Investment Securities

Investment securities grew 22.8% to Ps. 23,295.8 billion between December 31, 2011 and December 31, 2012. Ps 19,714.0 billion of such amount is invested in fixed income securities, which grew by 20.8% between 2011 and 2012,  and Ps. 3,581.8 billion is invested in equity securities, which grew by 34.6% between 2011 and 2012.

About the composition of our fixed income portfolio as of December 31, 2012:

•	25% is classified as trading, 58% as available for sale and 17% as held to maturity.
•	77% is invested in government bonds, 14% in financial institutions’ bonds, and 9% in other.
•	72% is Colombian peso denominated and 18% is foreign currency denominated.
•	52% matures in less than 5 years (26% in less than one year) and 93% in less than 10 years.

About the composition of our equity portfolio as of December 31, 2012:

•	59% is classified as available for sale and 41% classified as trading.
•
Our Ps. 2,100.9 billion of available for sale equity securities mainly corresponds to unconsolidated investments in listed companies held by Corficolombiana, our merchant bank consolidated into Banco de Bogotá. As of December 31, 2012, the majority of these were investments in energy, oil and gas companies such as Promigas S.A. E.S.P., Empresa de Energía de Bogotá S.A. E.S.P., and Gas Natural S.A. E.S. P.

•	Trading equity securities reflect investments in private investment funds including trust funds and mandatory investment funds.

	1 year or less	1 - 5 years	5- 10 years	10 years or more	Total

2012
Fixed Income securities, net:
COP denominated	3,145.7	3,648.3	6,135.9	1,239.2	14,169.0
USD denominated	1,934.4	1,494.9	1,959.5	156.1	5,545.0
Total Fixed Income securities, net	5,080.1	5,143.2	8,095.4	1,395.3	19,714.0
(% of Total Fixed Income Sec.)	25.8%	26.1%	41.1%	7.1%
Equity securities, net					3,581.8
Total Investment Securities					23,295.8

2011
Fixed Income securities, net:
COP denominated	3,287.8	6,875.0	2,775.7	453.1	13,391.6
USD denominated	797.0	1,576.8	531.5	18.8	2,924.2
Total Fixed Income securities, net	4,084.8	8,451.8	3,307.2	471.9	16,315.8
(% of Total Fixed Income Sec.)	25.0%	51.8%	20.3%	2.9%
Equity securities, net					2,659.4
Total Investment Securities					18,975.2

2010
Fixed Income securities, net:
COP denominated	2,954.3	6,389.1	4,396.2	456.5	14,196.1
USD denominated	1,026.8	1,635.9	354.9	6.1	3,023.7
Total Fixed Income securities, net	3,981.1	8,025.0	4,751.1	462.7	17,219.8
(% of Total Fixed Income Sec.)	23.1%	46.6%	27.6%	2.7%
Equity securities, net					1,955.1
Total Investment Securities					19,174.9

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Report of FY 2012 consolidated results Information reported in Ps. thousands of millions and under Colombian Banking GAAP

1.3 Cash and Cash Equivalents

As of December 31, 2012, cash and cash equivalents balance of Ps. 13,398.9 billion had increased by 14.5% versus December 31, 2011, showing a highly liquid position for the Group.

1.4 Goodwill

Goodwill for the year ended December 31 2012 was Ps. 2,842.5 billion, decreasing by 8.6% versus 2011 due to its amortization. Balance as of December 31, 2012 of Goodwill per acquisition is shown in the following table. Goodwill attributable to Grupo Aval’s shareholders (calculated by multiplying Grupo Aval’s stakes in each of its consolidated entities times the amount of Goodwill of each of the entities where Goodwill is carried) was Ps. 1,943.3 billion for the year ended December 31, 2012.

	Full value of Goodwill	Direct and Indirect Stake of Aval	Attributable to Aval's shareholders
BAC Acquisition by Leasing Bogotá Panamá (fully owned sub of Banco de Bogotá)	1,786.2	64.44%	1,151.0
Megabanco Acquisition by Banco de Bogotá	489.1	64.44%	315.2
Banco Popular and Banco AV Villas Acquisition by Grupo Aval S.A.	407.3	100.00%	407.3
Intrex Acquisition by Corficolombiana	128.1	39.06%	50.0
Banco Aliadas and Banco Unión Acquisitions by Banco de Occidente	24.3	69.78%	16.9
PISA and Hoteles Estelar Acquisitions by Corficolombiana	7.7	39.09%	3.0
Total Goodwill, net	2,842.5		1,943.3

1.5 Reappraisal of Assets

Reappraisal of assets as of December 31, 2012 was Ps. 2,317.8 billion showing an increase of 2.1% versus the balance as of December 31, 2011. Property, plant and equipment contributed with Ps. 2,200.2 billion of total reappraisals while investment securities and other assets contributed with Ps. 117.6 billion.

2. Liabilities excl. Minority Interest

	FY 2012	FY 2011	FY 2010	Change 2012 vs. 2011
				%	$
Total Deposits	81,463.3	71,007.6	63,669.3	14.7%	10,455.7
Interbank borrowings and overnight funds	5,156.5	3,225.1	2,477.4	59.9%	1,931.3
Borrowings from banks and other	10,380.9	11,437.8	10,491.2	-9.2%	(1,056.8)
Bonds	9,769.0	6,566.2	5,952.4	48.8%	3,202.8
Bankers' acceptances	86.8	123.3	59.3	-29.6%	(36.5)
Accounts Payable	3,480.1	3,407.0	2,490.9	2.1%	73.1
Other liabilities	2,835.5	2,648.7	2,138.8	7.1%	186.8
Total Liabilites excl. Minority Interest	113,172.2	98,415.7	87,279.2	15.0%	14,756.4

As of December 31, 2012, 94% of total liabilities excluding minority interest was composed of funding and 6% of accounts payable and other liabilities. This composition remained stable between 2011 and 2012.

2.1 Funding

Total Funding (which includes (i)Deposits, (ii)Interbank borrowings and overnight funds, (iii) Borrowings from banks and other, (iv) Bonds, and (v) Bank acceptances) had a balance of Ps. 106, 856.5 billion as of December 2012 showing an increase of 15.7% versus December 31, 2011 results. Within total funding, and as of December 31, 2012, total deposits represented 76% of total funding, borrowings from banks and other 9.7%, bonds  9.1%, and interbank and overnight funds  4.8%.

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Report of FY 2012 consolidated results Information reported in Ps. thousands of millions and under Colombian Banking GAAP

2.1.1 Deposits

	FY 2012	FY 2011	FY 2010	Change 2012 vs. 2011
				%	$
Deposits:
Checking accounts	11,852.8	12,250.0	11,861.3	-3.2%	(397.1)
Other	950.0	1,047.4	980.6	-9.3%	(97.4)
Non-interest bearing	12,802.8	13,297.4	12,841.9	-3.7%	(494.6)
Checking accounts	8,249.6	7,167.8	6,191.1	15.1%	1,081.8
Time deposits	26,865.0	22,630.5	18,615.0	18.7%	4,234.5
Saving deposits	33,545.9	27,912.0	26,021.2	20.2%	5,634.0
Interest bearing	68,660.5	57,710.2	50,827.4	19.0%	10,950.2
Total Deposits	81,463.3	71,007.6	63,669.3	14.7%	10,455.7

Total Deposits grew by 14.7% to Ps. 81,463.3 billion as of December 31, 2012 versus December 31, 2011 driven by an increase in interest bearing deposits of 19.0% to Ps. 68,660.5 billion in the same period of time. As of December 31, 2012, interest bearing deposits contributed with 84% of the total deposits while non-interest bearing deposits contributed with 16%. As of December 31, 2011 the contribution was  81% and 19% respectively.

The mix of interest bearing deposits remained practically unchanged between 2011 and 2012, with checking accounts representing 12%, time deposits 39%, and saving deposits 49%.

As of December 31, 2012, deposits contributed by Banco de Bogotá represented 63% of total deposits, by Banco de Occidente 20%, by Banco Popular 12%, and by Banco AV Villas 8%.

Deposits / Bank ($)	FY 2012	FY 2011	FY 2010	Change 2012 vs. 2011
				%	$
Banco de Bogotá (includes BAC)	51,021.7	43,366.5	37,992.3	17.7%	7,655.2
Banco de Occidente	16,171.6	13,920.5	12,441.4	16.2%	2,251.1
Banco Popular	9,436.6	9,255.3	8,348.1	2.0%	181.3
Banco AV Villas	6,785.4	6,162.5	5,095.1	10.1%	623.0
Eliminations	(1,952.0)	(1,697.1)	(207.7)	15.0%	(254.9)
Total Grupo Aval	81,463.3	71,007.6	63,669.3	14.7%	10,455.7

Deposits / Bank (%)

Banco de Bogotá (includes BAC)	62.6%	61.1%	59.7%
Banco de Occidente	19.9%	19.6%	19.5%
Banco Popular	11.6%	13.0%	13.1%
Banco AV Villas	8.3%	8.7%	8.0%
Eliminations	-2.4%	-2.4%	-0.3%
Total Grupo Aval	100.0%	100.0%	100.0%

As shown in the following table, as of December 31, 2012, 68% of the time deposits were due in 1 year or less while 93% were due in less than 5 years.

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Report of FY 2012 consolidated results Information reported in Ps. thousands of millions and under Colombian Banking GAAP

Time Deposits by maturity	1 year or less	1-3 years	3-5 years	more than 5 years	Total

2012
Amount	18,262.7	5,778.5	1,006.1	1,817.7	26,865.0
(%)	68.0%	21.5%	3.7%	6.8%
2011
Amount	16,755.0	4,744.3	516.8	614.4	22,630.5
(%)	74.0%	21.0%	2.3%	2.7%
2010
Amount	15,872.0	2,646.3	93.6	3.1	18,615.0
(%)	85.3%	14.2%	0.5%	0.0%

2.1.2 Borrowings from Banks and Other

As of December 31, 2012, borrowings from banks and other totalled Ps.10,380.9 billion, showing a decrease of 9.2% versus December 31, 2011 results. Financial obligations with local and foreign commercial banks and Colombian mezzanine banks totalled Ps. 9,230.0 billion or  89% of such obligations.

Borrowings from Banks and other	FY 2012	FY 2011	FY 2010	Change 2012 vs. 2011
				%	$
Bancoldex	789.8	1,225.0	1,352.5	-35.5%	(435.2)
Finagro	549.1	601.9	528.2	-8.8%	(52.8)
Findeter	996.3	1,075.6	758.3	-7.4%	(79.3)
Foreign Banks	5,076.9	5,798.9	5,150.0	-12.4%	(721.9)
Other Banks	1,817.9	1,292.3	1,251.0	40.7%	525.6
Related Parties	1,150.9	1,444.1	1,451.2	-20.3%	(293.2)
Total Borrowings from banks and other	10,380.9	11,437.8	10,491.2	-9.2%	(1,056.8)

The maturity schedule of the balance of borrowings from banks and other is shown below:

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Report of FY 2012 consolidated results Information reported in Ps. thousands of millions and under Colombian Banking GAAP

2.1.3 Bonds

Total bonds as of December 31, 2012 totaled Ps. 9,769.0 billion showing an increase of 48.8% versus December 31, 2011. The main driver of this increase was the issuance of two bonds under Rule 144 A – RegS by Grupo Aval Limited, a fully owned subsidiary of Grupo Aval.

	FY 2012	FY 2011	FY 2010	Change 2012 vs. 2011
				%	$
Banco de Bogotá	2,050.5	2,174.8	2,086.6	-5.7%	(124.3)
Banco de Occidente	2,299.1	1,995.6	1,421.1	15.2%	303.5
Banco Popular	1,897.9	1,451.5	1,400.0	30.8%	446.4
Banco AV Villas	-	-	-		-
Grupo Aval and Grupo Aval Ltd.	3,521.6	944.4	1,044.7	272.9%	2,577.2
Total	9,769.0	6,566.2	5,952.4	48.8%	3,202.8

(1) On January 23, 2012, Grupo Aval Limited issued a five year bond of US$ 600 million (Ps. 1,060.9 as of December 31, 2012) with a coupon of 5.25% at 99.458% of its nominal value. In addition on September 19, 2012 it issued a ten year bond of US$ 1,000 million (Ps. 1,728.2 as of December 31, 2012) with a coupon of 4.75% at 99.607% of its nominal value.

The maturity of our Bonds as of December 2012 is shown below:

3. Minority Interest

Minority interest in Grupo Aval reflects: (i) the minority stakes third party shareholders hold in each of its direct consolidated subsidiaries (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco Av Villas), and (ii) the minority stakes that third party shareholders hold in the consolidated subsidiaries at the bank level (mainly Corficolombiana and Porvenir). For the year ended December 31, 2012 minority interest was Ps. 5,407.7 billion which increased by 9.8% versus 2011. Total minority interest was 38% of Total Equity plus Minority Interest both for 2012 and 2011 since Grupo Aval’s ownership in its main consolidated entities did not change during 2012.

The Ps. 5,407.7 billion of total minority interest for the year 2012 is the result of combining the combined minority interests of our banks and of Grupo Aval,  and applying eliminations associated with the consolidation process of Grupo Aval as follows:

	FY 2012	FY 2011	FY 2010	Change 2012 vs. 2011
				%	$
Minority Interest	5,407.7	4,927.0	4,475.5	9.8%	480.7
% of Min. Interest / Min. Int. + Equity	37.3%	37.7%	49.6%

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Report of FY 2012 consolidated results Information reported in Ps. thousands of millions and under Colombian Banking GAAP

Banco de Bogotá´s minority interest reflects non-controlling stakes in its consolidated subsidiaries such as Corficolombiana and Porvenir; Grupo Aval´s minority interest reflects non-controlling stakes in its consolidated subsidiaries (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco Av Villas); Eliminations mainly reflect the equity stakes held by Banco de Occidente and Banco Popular in entities consolidated by Banco de Bogotá.

As of December 31, 2012 Grupo Aval had a 64.4% equity participation in Banco de Bogotá, 68.2% in Banco de Occidente, 93.7% in Banco Popular, and 79.9% in Banco AV Villas. It also controlled 100% of AFP Porvenir and 57.0% of Corficolombiana through direct and indirect investments and consolidated 72.8% and 39.1% of those entities respectively.

4. Shareholders’ Equity

Shareholders equity for the year ended December 31, 2012 was Ps. 9,083.1 billion showing an increase of 11.3% versus 2011.

	FY 2012	FY 2011	FY 2010	Change 2012 vs. 2011
				%	$
Shareholders' Equity	9,083.1	8,159.1	4,554.6	11.3%	924.0
Subscribed and paid in capital:					-
Common and preferred shares	18.6	18.6	13.9	0.0%	0.0
Additional paid in capital	3,671.7	3,671.0	647.4	0.0%	0.6
Retained Earnings:					-
Appropriated	2,911.3	2,332.0	1,930.3	24.8%	579.3
Unappropriated	804.9	669.0	483.3	20.3%	135.9
Equity surplus:					-
Equity inflation adjustments	654.6	741.9	742.1	-11.8%	(87.3)
Unrealized net gains on Available for sale inv. Securities	78.2	(293.0)	29.7	-126.7%	371.2
Reappraisal of assets	943.8	1,019.6	707.8	-7.4%	(75.8)

The increase in total equity was the result of an increase in retained earnings and in equity surplus which reflected changes in unrealized gains of available for sale securities related to changes in market conditions and in equity inflation adjustments.

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Report of FY 2012 consolidated results Information reported in Ps. thousands of millions and under Colombian Banking GAAP

Income Statement Analysis

Our net income attributable to shareholders for the year ended December 31, 2012 increased by 18.2%, or Ps 235.2 billion versus the year ended December 31, 2011, to Ps 1,526.4 billion, primarily due to: (i) an increase in total interest income of Ps. 2,054.1 billion, (ii)  an increase in Fees and other services income of Ps. 147.7 billion, (iii) an increase in total non-operating income of Ps. 251.8 billion, and (iv) a decrease in non-controlling interest of Ps. 169.2 billion. These effects were partially offset by increases in: (i) total interest expense of Ps. 1,212.7 billion, (ii) total net provisions of Ps. 501.0 billion, (iii) total operating expenses of Ps 366.6 billion, and (iv) income tax expense of Ps. 235.0 billion.

	FY 2012	FY 2011	FY 2010	Change 2012 vs. 2011
				%	$
Total Interest Income	10,205.0	8,150.8	6,542.6	25.2%	2,054.1
Interest expense	(3,894.7)	(2,681.9)	(1,913.8)	45.2%	1,212.7
Net Interest Income	6,310.3	5,468.9	4,628.8	15.4%	841.4
Total provisions, net	(917.3)	(416.3)	(1,026.9)	120.3%	501.0
Fees and other services income, net	2,382.0	2,234.4	1,617.7	6.6%	147.7
Other operating income	885.7	958.0	785.5	-7.6%	(72.3)
Operating expenses	(5,299.5)	(4,932.9)	(3,520.0)	7.4%	366.6
Non-operating income/(expense), net	448.1	196.2	176.9	128.3%	251.8
Income before income tax expense and non- controlling interest	3,809.2	3,508.2	2,662.1	8.6%	301.0
Income tax expense	(1,371.7)	(1,136.7)	(831.0)	20.7%	235.0
Net Income before Minority interest	2,437.4	2,371.5	1,831.1	2.8%	66.0
Income attributable to Minority Interest	(911.1)	(1,080.2)	(874.2)	-15.7%	(169.2)
Net Income attributable to Grupo Aval shareholders	1,526.4	1,291.2	956.9	18.2%	235.2

1. Net Interest Income

Our net interest income increased by 15.4%, or Ps 841.4 billion, to Ps 6,310.3 billion for the year ended December 31, 2012. The main reasons for this increase were a Ps 1,723.6 billion increase in interest income from loans and financial leases and a Ps 267.7 billion increase in interest income from investment securities. The increase in total interest income was partially offset by a Ps 1,212.7 billion increase in total interest expense.

	FY 2012	FY 2011	FY 2010	Change 2012 vs. 2011
				%	$
Interest Income:
Interest on loans	8,046.0	6,514.6	4,627.3	23.5%	1,531.3
Interest on investment securities	1,299.0	1,029.8	1,452.7	26.1%	269.2
Interbank and overnight funds	206.8	145.5	99.0	42.2%	61.3
Financial leases	653.2	460.9	363.6	41.7%	192.3
Total Interest income	10,205.0	8,150.8	6,542.6	25.2%	2,054.1
Interest expense:
Checking accounts	(159.2)	(82.4)	(29.5)	93.2%	(76.8)
Time deposits	(1,396.1)	(869.1)	(679.1)	60.6%	(526.9)
Saving deposits	(1,094.0)	(808.1)	(640.8)	35.4%	(286.0)
Total interest expense on deposits	(2,649.3)	(1,759.6)	(1,349.4)	50.6%	(889.7)
Borrowings from banks and others	(228.3)	(435.8)	(177.0)	-47.6%	207.5
Interbank and overnight funds (expenses)	(473.4)	(146.9)	(109.3)	222.2%	(326.5)
Bonds	(543.7)	(339.6)	(278.1)	60.1%	(204.1)
Total Interest Expense	(3,894.7)	(2,681.9)	(1,913.8)	45.2%	(1,212.7)
Net Interest Income	6,310.3	5,468.9	4,628.8	15.4%	841.4

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Report of FY 2012 consolidated results Information reported in Ps. thousands of millions and under Colombian Banking GAAP

The Ps 1,723.6 billion, or 27.6%, increase in interest on loans and financial leases was achieved by: (i) a 17.9%, or Ps 11,115.1 billion, increase in the average balance of interest earning loans and financial leases, and (ii) an increase in the annualized yield on loans and financial leases of 73 basis points from 9.7% to 10.5%, primarily reflecting an increasing interest-rate environment in Colombia, where the average DTF rate increased by 115 basis points.

Our interest income from investment securities increased by Ps 267.7 billion, or 26.0%, to Ps 1,297.5 billion for the year ended December 31, 2012. Our fixed income portfolio yielded Ps 1,209.4 billion in income for the year ended December 31, 2012, and accounted for 93.2% of our earnings on investment securities for this period. These fixed income earnings were 25.6%, or Ps 246.8 billion, higher than the fixed income earnings generated during the year ended December 31, 2011. The income yielded by Grupo Aval’s equity securities portfolio for the year ended December 31, 2012 totaled Ps 88.1 billion (equivalent to 6.8% of our total income from investment securities) while for the year ended December 31, 2011 totalled Ps 67.2 billion (equivalent to 6.5% of our total income from investment securities). This Ps 20.9 billion increase was mainly explained by a positive net result in income valuation of Corficolombiana’s investments for the year ended December 31, 2012.

Partially offsetting the increase in total interest income was the increase in total interest expense of Ps 1,212.7 billion, or 45.2%, to Ps 3,894.7 billion for the year ended December 31, 2012. This resulted from: (i) an increase in the average balance of interest bearing liabilities of Ps 11,875.8 billion to Ps 86,750.4 billion, and (ii) an increase of 91 basis points in the annualized cost of funds from 3.6% for the year ended December 31, 2011 to 4.5% for the year ended December 31, 2012, consistent with an increasing interest-rate environment in Colombia and a market with decreasing excess liquidity.

As a result of all of the above, Grupo Aval’s net interest margin remained unchanged at 6.5% for the years ended December 31, 2011 and 2012.

2. Provision expense, net

	FY 2012	FY 2011	FY 2010	Change 2012 vs. 2011
				%	$
	-
Provisions for loan and financial lease losses, accrued interest and other receivables, net	(1,041.8)	(874.9)	(820.3)	19.1%	166.8
Recovery of charged-off assets	142.7	167.5	109.0	-14.8%	(24.8)
Provision for investment securities, foreclosed assets and other assets	(57.3)	(65.8)	(368.3)	-12.9%	(8.5)
Recovery of provisions for investments securities, foreclosed assets and other assets	39.1	356.9	52.7	-89.1%	(317.9)
Total provisions, net	(917.3)	(416.3)	(1,026.9)	120.3%	501.0

Our total net provisions increased by Ps 501.0 billion, to Ps 917.3 billion for the year ended December 31, 2012. This increase was mainly attributable to higher net provisions for foreclosed assets and other assets which increased from a net recovery of Ps 291.1 billion to a net provision expense of Ps 18.2 billion mainly due to the fact that during the year ended December 31, 2011, Ps 245 billion of a cautionary market risk provision established by Corficolombiana  was reversed.

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Report of FY 2012 consolidated results Information reported in Ps. thousands of millions and under Colombian Banking GAAP

Our net provisions for loan and financial lease losses increased by 20.8%, or Ps 166.2 billion, to Ps 963.4 billion for the year ended December 31, 2012. Our ratio of annualized net provisions for loan and financial lease losses to average loan and financial leases remained unchanged at 1.3% for the years ended December 31, 2011 and 2012. Our  delinquency ratio (Loans at least 30 days past due / Total gross loans) slightly increased from 2.2% as of December 31, 2011 to 2.3% as of December 31, 2012, as growth rates of consumer loans were higher than those of commercial loans.
The recovery of charged-off assets decreased by Ps 24.8 billion to Ps 142.7 billion for the year ended December 31, 2012. Net provisions for accrued interest and other receivables increased by Ps 0.7 billion to Ps 78.4 billion.

3. Fee Income and Other Operating income, net

Total fees and other services income, net increased by 6.6% to Ps 2,382.0 billion for the year ended December 31, 2012 as compared to the same period in 2011. Total fees and other services income increased by Ps 171.4 billion to Ps 2,844.2 billion, while fees and other services expenses increased by Ps 23.8 billion to Ps 462.1 billion. The main drivers of the increase in fee and other services income were: (i) an increase of Ps 87.5 billion, or 6.8%, to Ps 1,377.6 billion in fees from commissions from banking services explained by the regular growth of our business; (ii) an increase of Ps 35.6 billion, or 11.1%, to Ps 355.9 billion in fees from credit card and merchant fees, (iii) an increase in fees from fiduciary activities of Ps 28.6 billion, or 19.1%, to Ps 178.4 billion, mainly as a result of better operating performance from Grupo Aval’s fiduciary subsidiaries, and (iv) an increase of Ps 28.4 billion, or 6.2%, to Ps 486.5 billion in fees from pension plan administration.

Total other operating income decreased by 7.6%, or Ps 72.3 billion, to Ps 885.7 billion for the year ended December 31, 2012.

	FY 2012	FY 2011	FY 2010	Change 2012 vs. 2011
				%	$
Fees and other services income:
Commissions from banking services	1,377.6	1,290.0	916.0	6.8%	87.5
Branch network services	27.4	35.0	22.2	-21.6%	(7.6)
Credit card merchant fees	355.9	320.3	165.6	11.1%	35.6
Checking fees	71.9	74.4	69.5	-3.3%	(2.4)
Warehouse services	174.7	175.0	147.5	-0.1%	(0.2)
Fiduciary activities	178.4	149.9	146.9	19.1%	28.6
Pension plan management	486.5	458.1	409.9	6.2%	28.4
Other	171.6	170.0	103.3	0.9%	1.6
Total fees and other services income	2,844.2	2,672.8	1,980.9	6.4%	171.4
Fees and other services expenses	(462.1)	(438.4)	(363.1)	5.4%	(23.8)
Fees and other services income, net	2,382.0	2,234.4	1,617.7	6.6%	147.7
Other operating income:					-
Foreign exchange (losses) gains, net	(35,018.1)	206,401.5	49,504.0	-117.0%	(241,419.7)
Gains (losses) on derivative operations, net	214,943.8	(18,818.0)	92,893.0	-1242.2%	233,761.8
Gains on sales of investments in equity securities, net	10,708.0	41,868.4	87,450.0	-74.4%	(31,160.4)
Income from non-financial sector, net	98,935.4	78,883.0	43,516.0	25.4%	20,052.4
Dividend income	210,137.7	240,297.5	217,350.0	-12.6%	(30,159.8)
Other	385,954.2	400,226.0	294,800.0	-3.6%	(14,271.8)
Other operating income	885.7	958.0	785.5	-7.6%	(72.3)
Total Fee Income and Other Op. Income, net	3,267.7	3,192.4	2,403.2	2.4%	75.3

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Report of FY 2012 consolidated results Information reported in Ps. thousands of millions and under Colombian Banking GAAP

4. Operating Expenses

	FY 2012	FY 2011	FY 2010	Change 2012 vs. 2011
				%	$
Operating expenses:
Salaries and employee benefits	(1,927.5)	(1,773.7)	(1,262.4)	8.7%	153.8
Bonus plan payments	(95.1)	(104.5)	(45.1)	-9.0%	(9.4)
Termination payments	(21.5)	(23.9)	(11.6)	-10.1%	(2.4)
Administrative and other expenses	(2,667.6)	(2,476.8)	(1,817.1)	7.7%	190.8
Insurance on deposit, net	(185.3)	(162.8)	(133.1)	13.8%	22.5
Charitable and other donation expenses	(12.7)	(21.9)	(7.2)	-42.0%	(9.2)
Depreciation	(296.6)	(276.7)	(214.8)	7.2%	20.0
Goodwill amortization	(93.1)	(92.6)	(28.6)	0.5%	0.5
Operating expenses	(5,299.5)	(4,932.9)	(3,520.0)	7.4%	366.6

Total operating expenses for the year ended December 31, 2012 increased by 7.4%, or Ps 366.6 billion, to Ps 5,299.5 billion. This increase was primarily due to: (i) a Ps 190.9 billion, or 7.7%, rise in administrative and other expenses and (ii) a Ps 153.8 billion, or 8.7%, increase in salaries and employee benefits, in line with the organic growth of the business. The increase in salaries and employee benefits resulted from a 9.1% increase in the total number of employees from 54,463 as of December 31, 2011 to 59,406 as of December 31, 2012. On a per capita basis, salaries and employee benefits decreased by 0.4%.

Because our total operating expenses before depreciation and amortization grew by 7.6%, while our operating income before net provisions increased by 10.6%, our efficiency ratio improved from 52.7% to 51.3%. The ratio of annualized operating expenses before depreciation and amortization as a percentage of average earning assets also improved from 5.4% for the year ended December 31, 2011 to 5.0% for the year ended December 31, 2012.

5. Minority Interest

Minority interest in Grupo Aval reflects: (i) the minority stakes third party shareholders hold in each of its direct consolidated subsidiaries (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco Av Villas), and (ii) the minority stakes that third party shareholders hold in the consolidated subsidiaries at the bank level (Corficolombiana and Porvenir, for example). For the year ended December 31, 2012 minority interest in the income statement was Ps. 911.1 billion, decreasing  15.7% versus 2011. The main reason for this decrease was the fact that during 2012 our income statement recognized the full impact of the increase of Grupo Aval’s ownership in Banco Popular during the second semester of 2011. Minority interest on Banco Popular’s net income was calculated on an ownership of 93.7% in 2012 and on an average ownership of 64.2% in 2011.

	FY 2012	FY 2011	FY 2010	Change 2012 vs. 2011
				%	$
Minority Interest	911.1	1,080.2	874.2	-15.7%	(169.2)
% of Min. Interest / Min. Int. + Equity	37.4%	45.6%	47.7%

16/19

ABOUT GRUPO AVAL

Grupo Aval is Colombia’s largest banking group and a leading banking group in Central America. We provide a comprehensive range of financial services and products across the Colombian and Central American markets, ranging from traditional banking services, such as making loans and taking deposits, to pension and severance fund management. Grupo Aval comprises, among other companies, Banco de Bogotá, Banco de Occidente, Banco Popular, Banco AV Villas, Porvenir and Corficolombiana in Colombia, and BAC Credomatic in Central America.

Investor Relations Contacts

Tatiana Uribe Benninghoff
Financial Planning and Investor Relations Officer
Tel: +571 241 9700 x3297
E-mail: turibe@grupoaval.com

Carolina Fajardo Rivera
Investor Relations Analyst
Tel: +571 241 9700 x3292
E-mail: cfajardo@grupoaval.com

Diana Veronica Espitia Alvarez
Investor Relations Analyst
Tel: +571 241 9700 x3413
E-mail: despitia@grupoaval.com

17/19

Grupo Aval Acciones y Valores S.A.
Financial Statements in Colombian Banking GAAP
Consolidated Balance Sheet  and Income Statement in Col. Bking GAAP
Information in Ps. thousands of millions

	FY 2012	FY 2011	FY 2010	Change 2012 vs. 2011
				%	$
Cash and cash equivalents
Cash and due from banks	9,889.1	8,782.0	7,334.3	12.6%	1,107.1
Interbank and overnight funds	3,509.8	2,916.6	2,348.4	20.3%	593.2
Cash and cash equivalents	13,398.9	11,698.6	9,682.6	14.5%	1,700.3
Investment Securities
Trading	4,877.9	3,554.8	3,717.5	37.2%	1,323.1
Available for Sale	11,577.9	9,693.1	10,398.1	19.4%	1,884.8
Held to maturity	3,261.3	3,071.9	3,108.5	6.2%	189.4
Total Debt Securities	19,717.1	16,319.8	17,224.1	20.8%	3,397.3
Trading	1,485.6	1,052.3	663.4	41.2%	433.3
Available for Sale	2,100.9	1,611.9	1,622.6	30.3%	489.0
Total Equity Securities	3,586.5	2,664.2	2,286.0	34.6%	922.3
Allowance for investment securities	(7.8)	(8.7)	(335.1)	-10.5%	0.9
Investment Securities, net	23,295.8	18,975.2	19,174.9	22.8%	4,320.6
Loans and financial leases:
Commercial loans	45,514.2	40,545.5	34,158.1	12.3%	4,968.6
Consumer loans	23,380.2	19,735.9	16,625.2	18.5%	3,644.3
Microcredit loans	290.9	284.2	250.1	2.4%	6.7
Mortage loans	4,348.3	4,218.4	3,844.3	3.1%	130.0
Financial leases	6,495.7	5,163.8	3,745.9	25.8%	1,331.9
Allowance for loans and financiales lease losses	(2,545.6)	(2,306.5)	(2,183.9)	10.4%	(239.1)
Loans and financial lease losses, net	77,483.8	67,641.2	56,439.7	14.6%	9,842.5
Interest accrued on loans and financial leases	793.2	644.7	503.6	23.0%	148.5
Allowance on Interest accrued on loans and financial leases	(77.2)	(61.2)	(55.4)	26.3%	(16.1)
Interest accrued on loans and financial leases, net	716.0	583.5	448.2	22.7%	132.5
	-	-	-		-
Bankers' acceptances, spot transactions and derivatives	454.3	418.8	306.9	8.5%	35.5
Accounts receivable, net	1,800.9	1,612.9	1,337.3	11.7%	188.0
Property, plant and equipment, net	1,794.9	1,761.3	1,643.7	1.9%	33.6
Operating leases, net	375.7	323.2	263.9	16.2%	52.5
Foreclosed assets, net	92.0	77.8	85.5	18.3%	14.2
Prepaid expenses and deferred charges	1,961.7	1,956.2	920.7	0.3%	5.5
Goodwill, net	2,842.5	3,110.7	3,031.4	-8.6%	(268.2)
Other assets, net	1,128.6	1,072.6	912.0	5.2%	56.0
Reappraisal of assets	2,317.8	2,269.7	2,062.5	2.1%	48.1
Total Assets	127,663.0	111,501.9	96,309.3	14.5%	16,161.1
Deposits:
Checking accounts	11,852.8	12,250.0	11,861.3	-3.2%	(397.1)
Other	950.0	1,047.4	980.6	-9.3%	(97.4)
Non-interest bearing	12,802.8	13,297.4	12,841.9	-3.7%	(494.6)
Checking accounts	8,249.6	7,167.8	6,191.1	15.1%	1,081.8
Time deposits	26,865.0	22,630.5	18,615.0	18.7%	4,234.5
Saving deposits	33,545.9	27,912.0	26,021.2	20.2%	5,634.0
Interest bearing	68,660.5	57,710.2	50,827.4	19.0%	10,950.2
Total Deposits	81,463.3	71,007.6	63,669.3	14.7%	10,455.7
Bankers' acceptances, spot transactions and derivatives	410.0	469.0	309.3	-12.6%	(58.9)
Interbank borrowings and overnight funds	5,156.5	3,225.1	2,477.4	59.9%	1,931.3
Borrowings from banks and other	10,380.9	11,437.8	10,491.2	-9.2%	(1,056.8)
Accured interest payable	474.8	313.0	247.4	51.7%	161.8
Other accounts payable	3,005.3	3,093.9	2,243.5	-2.9%	(88.6)
Bonds	9,769.0	6,566.2	5,952.4	48.8%	3,202.8
Estimates Liabilities	811.7	855.3	596.9	-5.1%	(43.6)
Other liabilities	1,700.6	1,447.8	1,291.9	17.5%	252.8
Total Liabilites excl. Minority Interest	113,172.2	98,415.7	87,279.2	15.0%	14,756.4
Minority Interest	5,407.7	4,927.0	4,475.5	9.8%	480.7
Shareholders' Equity	9,083.1	8,159.1	4,554.6	11.3%	924.0
Subscribed and paid in capital:					-
Common and preferred shares	18.6	18.6	13.9	0.0%	0.0
Additional paid in capital	3,671.7	3,671.0	647.4	0.0%	0.6
Retained Earnings:					-
Appropriated	2,911.3	2,332.0	1,930.3	24.8%	579.3
Unappropriated	804.9	669.0	483.3	20.3%	135.9
Equity surplus:					-
Equity inflation adjustments	654.6	741.9	742.1	-11.8%	(87.3)
Unrealized net gains on Available for sale inv. Securities	78.2	(293.0)	29.7	126.7%	371.2
Reappraisal of assets	943.8	1,019.6	707.8	-7.4%	(75.8)
Total Shareholders Equity and Minority Interest	14,490.8	13,086.2	9,030.1	10.7%	1,404.6
Total Liabilities, shareholders' equity and minority interest	127,663.0	111,501.9	96,309.3	14.5%	16,161.1

18/19

	FY 2012	FY 2011	FY 2010	Change 2012 vs. 2011
				%	$
Interest Income:
Interest on loans	8,046.0	6,514.6	4,627.3	23.5%	1,531.3
Interest on investment securities	1,299.0	1,029.8	1,452.7	26.1%	269.2
Interbank and overnight funds	206.8	145.5	99.0	42.2%	61.3
Financial leases	653.2	460.9	363.6	41.7%	192.3
Total Interest Income	10,205.0	8,150.8	6,542.6	25.2%	2,054.1
Interest expense:
Checking accounts	(159.2)	(82.4)	(29.5)	93.2%	76.8
Time deposits	(1,396.1)	(869.1)	(679.1)	60.6%	526.9
Saving deposits	(1,094.0)	(808.1)	(640.8)	35.4%	286.0
Total interest expense on deposits	(2,649.3)	(1,759.6)	(1,349.4)	50.6%	889.7
Borrowings from banks and others	(228.3)	(435.8)	(177.0)	-47.6%	(207.5)
Interbank and overnight funds (expenses)	(473.4)	(146.9)	(109.3)	222.2%	326.5
Bonds	(543.7)	(339.6)	(278.1)	60.1%	204.1
Interest expense	(3,894.7)	(2,681.9)	(1,913.8)	45.2%	1,212.7
	-	-	-
Net Interest Income	6,310.3	5,468.9	4,628.8	15.4%	841.4
	-
Provisions for loan and financial lease losses, accrued interest and other receivables, net	(1,041.8)	(874.9)	(820.3)	19.1%	166.8
Recovery of charged-off assets	142.7	167.5	109.0	-14.8%	(24.8)
Provision for investment securities, foreclosed assets and other assets	(57.3)	(65.8)	(368.3)	-12.9%	(8.5)
Recovery of provisions for investments securities, foreclosed assets and other assets	39.1	356.9	52.7	-89.1%	(317.9)
Total provisions, net	(917.3)	(416.3)	(1,026.9)	120.3%	501.0
					-
Net interest income after provisions	5,393.0	5,052.6	3,601.9	6.7%	340.4
Fees and other services income:
Commissions from banking services	1,377.6	1,290.0	916.0	6.8%	0.4
Branch network services	27.4	35.0	22.2	-21.6%	0.6
Credit card merchant fees	355.9	320.3	165.6	11.1%	0.9
Checking fees	71.9	74.4	69.5	-3.3%	0.1
Warehouse services	174.7	175.0	147.5	-0.1%	0.2
Fiduciary activities	178.4	149.9	146.9	19.1%	0.0
Pension plan management	486.5	458.1	409.9	6.2%	0.1
Other	171.6	170.0	103.3	0.9%	0.6
Total fees and other services income	2,844.2	2,672.8	1,980.9	6.4%	0.3
Fees and other services expenses	(462.1)	(438.4)	(363.1)	5.4%	0.2
Fees and other services income, net	2,382.0	2,234.4	1,617.7	6.6%	147.7
					-
Other operating income:					-
Foreign exchange (losses) gains, net	(35.0)	206.4	49,504.0	-117.0%	(241.4)
Gains (losses) on derivative operations, net	214.9	(18.8)	92,893.0	-1242.2%	233.8
Gains on sales of investments in equity securities, net	10.7	41.9	87,450.0	-74.4%	(31.2)
Income from non-financial sector, net	98.9	78.9	43,516.0	25.4%	20.1
Dividend income	210.1	208.0	217,350.0	1.1%	2.2
Other	386.0	441.7	294,800.0	-12.6%	(55.8)
Other operating income	885.7	958.0	785.5	-7.6%	(72.3)
Total operating income	8,660.6	8,244.9	6,005.1	5.0%	415.7
					-
Operating expenses:					-
Salaries and employee benefits	(1,927.5)	(1,773.7)	(1,262.4)	8.7%	(153.8)
Bonus plan payments	(95.1)	(104.5)	(45.1)	-9.0%	9.4
Termination payments	(21.5)	(23.9)	(11.6)	-10.1%	2.4
Administrative and other expenses	(2,667.6)	(2,476.8)	(1,817.1)	7.7%	(190.8)
Insurance on deposit, net	(185.3)	(162.8)	(133.1)	13.8%	(22.5)
Charitable and other donation expenses	(12.7)	(21.9)	(7.2)	-42.0%	9.2
Depreciation	(296.6)	(276.7)	(214.8)	7.2%	(20.0)
Goodwill amortization	(93.1)	(92.6)	(28.6)	0.5%	(0.5)
Operating expenses	(5,299.5)	(4,932.9)	(3,520.0)	7.4%	(366.6)
Net operating income	3,361.1	3,312.0	2,485.1	1.5%	49.1
					-
Non-operating income (expense):					-
Other income	618.5	320.7	364.6	92.8%	297.8
Other expense	(170.4)	(124.7)	(187.6)	36.7%	(45.7)
Non-operating income/(expense), net	448.1	196.2	176.9	128.3%	251.8

Income before income tax expense and non- controlling interest	3,809.2	3,508.2	2,662.1	8.6%	301.0
Income tax expense	(1,371.7)	(1,136.7)	(831.0)	20.7%	(235.0)
Net Income before Minority interest	2,437.4	2,371.5	1,831.1	2.8%	66.0
Income attributable to Minority Interest	911.1	1,080.2	874.2	-15.7%	(169.2)
Net Income attributable to Grupo Aval shareholders	1,526.4	1,291.2	956.9	18.2%	235.2

19/19

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 24, 2013

GRUPO AVAL ACCIONES Y VALORES S.A.
By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel